Exhibit 107

Calculation of Filing Fee Table

Form S-1

CG Oncology, Inc.

Table 1 - Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee(2)

Equity	Common Stock, par value $0.0001 per share	Rule 457(o)	—	—	$100,000,000	0.00014760	$14,760

Total Offering Amounts				—	$100,000,000	—	$14,760

Total Fee Offsets				—	—	—	—

Net Fee Due				—	—	—	$14,760

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase solely to cover over-allotments, if any.